UNITED STATES
SECURITY AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Capital Properties, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

140430109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 140430109

1	NAMES OF REPORTING PERSONS:
  P. Oppenheimer Investment Partnership L.P.
  Oppenheimer-Close Investment Partnership L.P.
  Oppenheimer-Close International, Ltd.
  Oppvest, LLC
  Oppenheimer & Close, LLC
  Philip V. Oppenheimer
  Carl K. Oppenheimer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION:
  P. Oppenheimer Investment Partnership L.P. - Delaware
  Oppenheimer-Close Investment Partnership L.P. - Delaware
  Oppenheimer-Close International, Ltd. - Bermuda
  Oppvest, LLC - Delaware
  Oppenheimer & Close, LLC - Delaware
  Philip V. Oppenheimer - U.S. Citizen
  Carl K. Oppenheimer - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 20,780
  Philip V. Oppenheimer* - 282,893
  Carl K. Oppenheimer* - 282,893

*Oppvest, LLC (“Oppvest”), in its capacity as General Partner of both P. Oppenheimer Investment Partnership L.P. (“P. Oppenheimer”), and Oppenheimer-Close Investment Partnership L.P. (“Oppenheimer-Close”), may be deemed a beneficial owner of the 262,113 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, LLC (“Oppenheimer & Close”), in its capacity as investment advisor of individually managed brokerage accounts (“Advisory Client Accounts”) and of Oppenheimer-Close International, Ltd. (“Oppenheimer International”), may be deemed beneficial owner of 20,780 shares of the issuer, which include 1,950 shares held in brokerage accounts owned by Oppenheimer & Close managing members or their immediate family members and the 18,830 shares held by Oppenheimer International. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 282,893 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International and the 1,950 shares held in brokerage accounts owned by Oppenheimer & Close managing members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER
  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 21,380
  Philip V. Oppenheimer* - 283,493
  Carl K. Oppenheimer* - 283,493

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 262,113 shares of the Issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 21,380 shares of the issuer, which include 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members and the 18,830 shares held by Oppenheimer International. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 283,493 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International and the 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

8	SHARED DISPOSITIVE POWER
  Oppenheimer & Close, LLC* - 47,143
  Philip V. Oppenheimer* - 47,143
  Carl K. Oppenheimer* - 47,143

*Oppenheimer & Close, in its capacity as investment advisor, may be deemed beneficial owner of 47,143 shares of the issuer held in Advisory Client Accounts. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members Oppenheimer & Close, may be deemed beneficial owners of 47,143 shares of the issuer held in Advisory Client Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 68,523
  Philip V. Oppenheimer* - 330,636
  Carl K. Oppenheimer* - 330,636

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 262,113 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 68,523 shares of the issuer, which include 47,143 shares held in Advisory Client Accounts, the 18,830 shares held by Oppenheimer International and 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 330,636 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International, 47,143 shares held in Advisory Client Accounts, and 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
  P. Oppenheimer Investment Partnership L.P. - 3.9%
  Oppenheimer-Close Investment Partnership L.P. - 0.1%
  Oppenheimer-Close International, Ltd. - 0.3%
  Oppvest, LLC* - 4.0%
  Oppenheimer & Close, LLC* - 1.0%
  Philip V. Oppenheimer* - 5.0%
  Carl K. Oppenheimer* - 5.0%

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 4.0% of the issuer’s Class A Common Stock, which include the 3.9% owned by P. Oppenheimer and the 0.1% owned by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 1.0% of the issuer’s Class A Common Stock, which include 0.7% owned in Advisory Client Accounts, the 0.3% owned by Oppenheimer International and 0.04% owned by Oppenheimer & Close LLC members or their immediate family members. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 5.0% of the issuer’s Class A Common Stock, which include the 3.9% owned by P. Oppenheimer, the 0.1% owned by Oppenheimer-Close, the 0.3% owned by Oppenheimer International, 0.7% owned in Advisory Client Accounts, and 0.04% owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  P. Oppenheimer Investment Partnership L.P. - PN
  Oppenheimer-Close Investment Partnership L.P. - PN
  Oppenheimer-Close International, Ltd. - FI
  Oppvest, LLC - OO (Limited Liability Company)
  Oppenheimer & Close, LLC - OO (Limited Liability Company)
  Philip V. Oppenheimer - IN
  Carl K. Oppenheimer - IN

SCHEDULE 13G

Item 1(a)
Name of Issuer.
Capital Properties, Inc.
Item 1(b)
Address of Issuer’s Principal Executive Offices.
100 Dexter Road
East Providence, Rhode Island 02914
Item 2(a)
Name of Person Filing.
  P. Oppenheimer Investment Partnership L.P.
  Oppenheimer-Close Investment Partnership L.P.
  Oppenheimer-Close International, Ltd.
  Oppvest, LLC
  Oppenheimer & Close, LLC
  Philip V. Oppenheimer
  Carl K. Oppenheimer
Item 2(b)
Address of Principal Business Office or, if none, Residence.

119 West 57th Street, Suite 1515
New York, NY 10019
Item 2(c)
Citizenship.
  P. Oppenheimer Investment Partnership L.P., Oppenheimer-Close Investment Partnership L.P., Oppvest, LLC and Oppenheimer & Close, LLC are all organized under Delaware law.
  Oppenheimer-Close International, Ltd. is organized under Bermuda law.
  Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer are both U.S. citizens.
Item 2(d)
Title of Class of Securities.

Class A Common Stock, Par Value $0.01 Per Share
Item 2(e)
CUSIP Number.

140430109
Item 3
This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).
Item 4
(a)
Ownership.
  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 68,523
  Philip V. Oppenheimer* - 330,636
  Carl K. Oppenheimer* - 330,636

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 262,113 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 68,523 shares of the issuer, which include 47,143 shares held in Advisory Client Accounts, the 18,830 shares held by Oppenheimer International and 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 330,636 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International, 47,143 shares held in Advisory Client Accounts, and 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(b)
Percent of Class:
  P. Oppenheimer Investment Partnership L.P. - 3.9%
  Oppenheimer-Close Investment Partnership L.P. - 0.1%
  Oppenheimer-Close International, Ltd. - 0.3%
  Oppvest, LLC* - 4.0%
  Oppenheimer & Close, LLC* - 1.0%
  Philip V. Oppenheimer* - 5.0%
  Carl K. Oppenheimer* - 5.0%

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 4.0% of the issuer’s Class A Common Stock, which include the 3.9% owned by P. Oppenheimer and the 0.1% owned by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 1.0% of the issuer’s Class A Common Stock, which include 0.7% owned in Advisory Client Accounts, the 0.3% owned by Oppenheimer International and 0.04% owned by Oppenheimer & Close LLC members or their immediate family members. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 5.0% of the issuer’s Class A Common Stock, which include the 3.9% owned by P. Oppenheimer, the 0.1% owned by Oppenheimer-Close, the 0.3% owned by Oppenheimer International, 0.7% owned in Advisory Client Accounts, and 0.04% owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(c)
Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 20,780
  Philip V. Oppenheimer* - 282,893
  Carl K. Oppenheimer* - 282,893

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 262,113 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 20,780 shares of the issuer, which include 1,950 shares held in brokerage accounts owned by Oppenheimer & Close managing members or their immediate family members and the 18,830 shares held by Oppenheimer International. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 282,893 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International and the 1,950 shares held in brokerage accounts owned by Oppenheimer & Close managing members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

  P. Oppenheimer Investment Partnership L.P. - 257,022
  Oppenheimer-Close Investment Partnership L.P. - 5,091
  Oppenheimer-Close International, Ltd. - 18,830
  Oppvest, LLC* - 262,113
  Oppenheimer & Close, LLC* - 21,380
  Philip V. Oppenheimer* - 283,493
  Carl K. Oppenheimer* - 283,493

*Oppvest, in its capacity as General Partner of both P. Oppenheimer and Oppenheimer-Close, may be deemed a beneficial owner of the 262,113 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer and the 5,091 shares held by Oppenheimer-Close. Oppenheimer & Close, in its capacity as investment advisor of Advisory Client Accounts and of Oppenheimer International, may be deemed beneficial owner of 21,380 shares of the issuer, which include 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members and the 18,830 shares held by Oppenheimer International. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members of both Oppvest and Oppenheimer & Close, may be deemed beneficial owners of 283,493 shares of the issuer, which include the 257,022 shares held by P. Oppenheimer, the 5,091 shares held by Oppenheimer-Close, the 18,830 shares held by Oppenheimer International and the 2,550 shares held in brokerage accounts owned by Oppenheimer & Close LLC members or their immediate family members. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppvest, Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of:

  Oppenheimer & Close, LLC* - 47,143
  Philip V. Oppenheimer* - 47,143
  Carl K. Oppenheimer* - 47,143

*Oppenheimer & Close, in its capacity as investment advisor, may be deemed beneficial owner of 47,143 shares of the issuer held in Advisory Client Accounts. Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer, as managing members Oppenheimer & Close, may be deemed beneficial owners of 47,143 shares of the issuer held in Advisory Client Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Oppenheimer & Close, Mr. Philip V. Oppenheimer and Mr. Carl K. Oppenheimer hereby declare that the filing of this Schedule 13G shall not be construed as an admission that Oppenheimer & Close, Mr. Philip V. Oppenheimer or Mr. Carl K. Oppenheimer is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G.

Item 5
Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6
Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.
Not applicable.
Item 8
Identification and Classification of Members of the Group.
Not applicable.
Item 9
Notice of Dissolution of Group.
Not applicable.
Item 10
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

P. OPPENHEIMER INVESTMENT PARTNERSHIP L.P.
Date: February 13, 2014

By:     Carl K. Oppenheimer, Managing Member of Oppvest, LLC, the General Partner

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPENHEIMER-CLOSE INVESTMENT PARTNERSHIP L.P.
Date: February 13, 2014

By:     Carl K. Oppenheimer, Managing Member of Oppvest, LLC, the General Partner

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPENHEIMER-CLOSE INTERNATIONAL, LTD.
Date: February 13, 2014

By:     Carl K. Oppenheimer, Managing Member of Oppenheimer & Close, LLC, the Investment Advisor

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppenheimer & Close, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPVEST, LLC
Date: February 13, 2014

By:     Carl K. Oppenheimer, Managing Member

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

OPPENHEIMER & CLOSE, LLC
Date: February 13, 2014

By:     Carl K. Oppenheimer, Managing Member

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppenheimer & Close, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

PHILIP V. OPPENHEIMER
Date: February 13, 2014

By:     Philip V. Oppenheimer

By:
/s/ Philip V. Oppenheimer
Name: Philip V. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019

CARL K. OPPENHEIMER
Date: February 13, 2014

By:     Carl K. Oppenheimer

By:
/s/ Carl K. Oppenheimer
Name: Carl K. Oppenheimer
Oppvest, LLC
119 West 57th Street, Suite 1515
New York, NY 10019